Exhibit 99.1

Canaan Inc. Unveils Next-Gen Avalon® A16 Series Bitcoin Mining Machine Featuring Breakthrough ASIC Chip

Delivering 300 TH/s in computing power with industry-leading energy efficiency of 12.8J/TH, the A16XP showcases Canaan’s continued leadership in mining innovation and operational excellence

Singapore, Oct.28, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced the official launch of its latest generation bitcoin mining machine, the Avalon A16 series (“the A16”) at the Blockchain Life 2025 summit in Dubai, representing a significant advancement in mining performance and chip innovation.

The newly launched Avalon A16XP air-cooled model (the “A16XP”) delivers 300 terahash per second (TH/s) of computing power per unit at a power efficiency of 12.8 joules per terahash (J/TH). Coupled with Avalon’s superior durability and reliability, the A16XP stands among the most competitive mining machines in the market today, empowering mining clients to maintain operational advantage and maximize return on investment, even amid rising network difficulty.

Nangeng Zhang, chairman and chief executive officer of Canaan, commented, “With the launch of the Avalon A16 series, we are delivering on our commitment to sustained innovation. This new product reflects a leap forward for the Company in both energy efficiency and computing power. Driven by advanced design and proven expertise, we continue to set new standards in the industry, showcasing our ability to lead through engineering excellence and execution.”

The A16 series mining machines are now available for pre-order and will ship from the Company’s production centers in North America, East Asia, and Southeast Asia.

This new product further reinforces Canaan’s vertical integration across the bitcoin value chain—from ASIC design and hardware sales to self-mining operations and bitcoin treasury management. By advancing this strategic model, the Company is positioned to capture greater value throughout industry cycles, while improving efficiency, resiliency, and operational agility.

Canaan will continue to expand its international footprint through dedicated sales and service operations across the globe, supporting its bitcoin mining clients by providing world-class hardware solutions and post-sale support.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com